Simpson Thacher & Bartlett llp

425 lexington avenue

new york, ny 10017-3954

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

VIA EDGAR

May 23, 2025

Re:	ISQ Open Infrastructure Company LLC Registration Statement on Form 10-12G

Filed April 14, 2025
File No. 000-56735

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ISQ Open Infrastructure Company LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”) originally filed with the Commission on April 14, 2025. The Company has revised the Registration Statement in response to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated May 12, 2025 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	-2-	May 23, 2025

General

1.	Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the Registration Statement will automatically become effective 60 days after filing.

2.	Please provide your legal analysis regarding whether (i) the Company (together with its consolidated subsidiaries) and (ii) any unconsolidated subsidiaries, including any unconsolidated joint ventures formed between the Company and I Squared Vehicles (each, a “JV”), meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “1940 Act”). In your response, please (i) address each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947), (ii) provide legal and factual support for your analysis of each such factor, and (iii) in addressing the Company’s officers, directors, and employees, describe and discuss their expertise as investment professionals and whether, and to what extent, that expertise will be utilized in their roles with the Company.

The Company intends to provide a response under separate cover.

3.	To the extent not addressed in your response to the previous comment, please provide your legal analysis regarding whether the Company is a “special situation investment company.” See generally Investment Company Act Rel. No. 10937, at text accompanying n.19 (Nov. 13, 1979). In your response, please (i) specifically address whether the Company will cause Control JVs to acquire securities primarily for the purpose of making a profit in the sale of their controlled companies’ securities, (ii) describe and discuss whether the Company will, at the time of a Control JV’s acquisition of a portfolio company’s securities, generally expect that the Control JV will at some point in the future sell those securities, and (iii) describe and discuss the anticipated importance of investment and asset management criteria (including, e.g., the Risk Model) to any portfolio company investment and divestment decisions.

The Company intends to provide a response under separate cover.

Securities and Exchange Commission	-3-	May 23, 2025

4.	Please provide your legal analysis regarding whether the Company and each of its subsidiaries, including each JV, meet the definition of an “investment company” under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerators and denominators. Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

The Company intends to provide a response under separate cover.

Business

5.	Please expand your business section to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 to provide additional information regarding the Company’s plan of operation for the remainder of the fiscal year as shown below (the texts highlighted in blue are newly added texts, while the texts highlighted in ~~red~~ are deleted texts):

For the remainder of this fiscal year and the following fiscal year, we plan to acquire interests in Joint Ventures using proceeds of the Private Offering (as defined below), which may include purchasing certain interests held by I Squared (as defined below), I Squared Vehicles (as defined below), affiliates or related parties of the foregoing. See “Item 1A. Risk Factors—Risks Related to Transactions with Affiliates and Infrastructure Assets—Conflicts between I Squared or its affiliates and the Company regarding syndication of Infrastructure Assets and warehousing may not be resolved in favor of the Company.” Our ability to make these acquisitions is subject to our ability to raise capital in the Private Offering. The Company expects to rely on the Manager’s ability to access the deal sourcing, diligence and portfolio monitoring capabilities of I Squared ~~(as defined below)~~. The Manager will be responsible for making acquisition recommendations to the Company. See “—Acquisition Process Overview.” We expect that we will form most of our Joint Ventures by pooling capital with I Squared Vehicles that target acquisitions of Infrastructure Assets that are compatible with our business strategy. The Company and the I Squared Vehicles in a Joint Venture will each have a shared interest in maximizing value of the Joint Venture, and we believe that a joint acquisition and management strategy that pools the resources of the I Squared Vehicles and the Company will lead to greater opportunities to gain sufficient influence or control over Infrastructure Assets to deploy our operational value creation process with the objective of primarily achieving both current income and capital appreciation for all interest holders in the Joint Venture.

Securities and Exchange Commission	-4-	May 23, 2025

Organizational Chart of ISQ Open Infrastructure Company LLC

6.	Please explain further what is meant by “quality credits” and “bespoke infrastructure credits.” Please also describe the referenced weighted average credit profile and what a profile of BB/B represents.

We have revised the disclosure to remove the term “quality” in “quality credits” on pages 1 and 6 to avoid any confusion. The term “bespoke infrastructure credits” means customized or tailored to the specific needs of a borrower or a transaction rather than standardized or off-the-shelf financing solutions. We have revised our disclosure to clarify this point on page 6. Loans with “a weighted average credit profile BB/B” refers to private credit loans that may be held by the Company that the Company expects, based on its rigorous internal rating assessment, would receive a public credit rating of “BB” or “B” from established rating agencies such as S&P Global Ratings (S&P), Moody’s Corporation, or Fitch Group if such loans were to receive a public rating. The Company would expect such hypothetical ratings to be based on I Squared’s internal rating assessment, which includes the review of an independent ratings advisor hired by I Squared. The Company also expects to acquire liquid loans that will have a theoretical weighted average credit profile that is equal to or higher than that of the private credit loans expected to be held by the Company. We have revised our disclosure to clarify this point beginning on page 6.

7.	We note your organizational chart. Please describe the Cayman Blocker and its purpose within your organizational structure.

Series I indirectly invests in Series II via the Cayman Blocker, which is a Cayman Islands exempted limited partnership anticipated to elect to be treated as a corporation for U.S. tax purposes. Series I is, and is expected to remain as, the sole limited partner of the Cayman Blocker, holding 100% of the Cayman Blocker’s economic rights. The Company expects that both Series I and Series II will be classified as a partnership for U.S. tax purposes and the Cayman Blocker is anticipated to reduce the Series I Shareholders’ administrative burdens associated with filing U.S. tax returns for non-U.S. and tax-exempt investors. As disclosed in the Registration Statement, we intend to take the position that each Series will generally be recognized as a separate partnership for U.S. federal income tax purposes and each Series is a segregated group of assets and liabilities that is established pursuant to a state series statute.

8.	Please revise the organizational chart to identify ISQ Open Infrastructure Company LLC - Series I’s and ISQ Open Infrastructure Company LLC - Series II’s percentage of economic and voting interests by class of shares.

In response to the Staff’s comment, the Company has revised its organizational chart on page 2 to provide additional information regarding the percentage of economic interests by class of shares as shown below. Please note that no class of shares will hold voting interests in the Company and economic interests by class of shares would vary depending on how many shares are issued for each class.

Securities and Exchange Commission	-5-	May 23, 2025

Tax Exempt ("TE") Investors
I Squared
Controlling Shareholder
Series I Board / Audit Committee
ISQ Open Infrastructure Company LLC - Series I
Controlling Shareholder
Cayman Blocker
Management Agreement
I Squared Capital Registered Advisor LLC
Controlling Shareholder
Management Agreement
Management Fee
Series II Board / Audit Committee
ISQ Open Infrastructure Company LLC - Series II
ISQ Open Infrastructure Company LLC
Taxable Investors
Holding Entities (including certain entities established for hedging purposes)

9.	We note you are managed by the Manager, a wholly owned subsidiary of I Squared, and that you were created by I Squared. Please include in the organizational chart I Squared and the Manager, or clarify those entities’ relationship to the registrant in disclosure accompanying the chart.

In response to the Staff’s comment, the Company has revised the organizational chart on page 2 to provide additional information regarding the Manager as shown in the structure chart presented in the Company’s response to comment 8 above.

The Manager

10.	Please revise your disclosure to provide additional information regarding the Manager’s background, including its key personnel and any previous roles in managing funds, including any sector specific experience.

In response to the Staff’s comment, the Company has revised its disclosure on page 3 to provide additional information regarding the Manager as reflected below.

The Manager

We are managed by the Manager, a wholly-owned subsidiary of I Squared and an investment adviser registered under the Advisers Act. The Manager manages us pursuant to the terms of the Management Agreement and supports the Company in managing its portfolio of Infrastructure Assets. I Squared formed the Manager to augment and operate under I Squared’s infrastructure platform, leveraging I Squared’s broader resources and personnel. The Company is sponsored by I Squared and indirectly benefits from I Squared’s asset sourcing, operations, and portfolio management capabilities. Through engaging the Manager, the Company will leverage I Squared’s extensive infrastructure investing strategy to identify potential Infrastructure Assets within its key business strategies, perform due diligence and acquire Infrastructure Assets. The Manager will in turn rely on the key personnel identified as the Acquisition Team (as defined below) to provide its services to the Company.

Securities and Exchange Commission	-6-	May 23, 2025

Leverage

11.	Please clarify whether there are any specific actual limitations on your disclosed leverage ratios. In this regard, we note your disclosure that “[o]ther than borrowings incurred solely to provide interim financing prior to the receipt of capital....[you] do not intend to incur cash borrowings if such borrowings would cause the aggregate amount of recourse indebtedness for borrowed money incurred by the Company to exceed 30% of the Company’s total assets...” and your disclosure that during the initial ramp-up period, your leverage may exceed your target, and that you may exceed a leverage ratio of 30% at other times, particularly during a market downturn or in connection with a large acquisition. Please also clarify if you currently have any revolving credit facilities or a line of credit with I Squared for such purposes.

While the Company generally intends to maintain the aggregate amount of its recourse indebtedness for borrowed money to be equal to or lower than 30% of the Company’s total assets, the Company is not bound by any limitations on leverage ratios beyond those that are self-imposed. Neither the Company nor its Series have entered into any revolving credit facilities or a line of credit with I Squared.

12.	Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.

The Company acknowledges the Staff’s comment and respectfully notes that it has determined to operate a redemption program subject to the terms and conditions of the LLC Agreement (i.e., the Company’s governing instrument) that will not be a tender offer, consistent with the exception contemplated in Rule 13e-4(h)(1). As discussed further below, it is the Company’s view that the redemption program will not be a tender offer pursuant to the factors identified in Wellman v. Dickinson,1 and applied in subsequent cases by the SEC and the Staff in determining what constitutes an “issuer tender offer” for purposes of the tender offer rules under the Exchange Act, and is therefore not subject to the provisions of Rule 13e-4 or Regulation 14E promulgated under the Exchange Act, as discussed below.

The Company will not engage in an active or widespread solicitation for the redemption of its shares. The share redemption program will be described in the Company’s private placement memorandum (“PPM”), and any communications to shareholders identifying changes to the plan will be communicated through supplements to the PPM, current or periodic reports filed by the Company with the SEC, a press release and/or via the Company’s website. Shareholders who desire to have all or a portion of their shares redeemed by the Company will do so of their own volition and not at the behest, invitation or encouragement of the Company or anyone acting on behalf of the Company. The role of the Company in effectuating redemptions under the share redemption program will be solely ministerial and will merely facilitate the only practical means for full or partial exit by shareholders from their investment in the Company.

[1]	Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

Securities and Exchange Commission	-7-	May 23, 2025

No premium will be paid over the prevailing market price by the Company for any shares redeemed. The redemption price will be the most recent NAV for the class of shares being redeemed. NAV will also be used for investors’ subscriptions and the NAV calculation process is described in detail in the PPM. There will be no established regular trading market for the Company’s shares. The share redemption program limits redemptions in any calendar quarter to 5% of the Company’s shares outstanding (by aggregate NAV of the Company (including NAV attributable to any feeder fund) and any parallel vehicle) as of the last calendar day of the immediately preceding calendar quarter. The Company respectfully submits that the presence of such limitation means there is no reasonable likelihood that the share redemption program will have the effect of the Company redeeming a “substantial percentage” of its shares in any quarter.

The Company’s share redemption program is not contingent on a fixed number, or any number, of shares being redeemed. All shareholders may choose to request the Company to redeem none, all or a portion of their shares on a quarterly basis. The share redemption program is generally expected to be available on the same terms each quarter indefinitely. The Company will not encourage, invite, solicit or in any way pressure shareholders to participate in the share redemption program and will not offer to redeem shares at a premium. In fact, within the first twenty four months after purchase, shareholders will be incentivized to not participate in the share redemption program because of the early redemption deduction.

Because the share redemption program will have no set termination date, shareholders will not need to rush to make decisions regarding redeeming their shares to the Company under the redemption plan. The intent of the Company’s share redemption program is to provide the Company’s shareholders with ongoing opportunities for liquidity, not for the Company to re-acquire its own shares contrary to its interests. The Company notes for the Staff that the terms of the redemption program are consistent with a wide variety of similarly situated operating companies.

It is the Company’s view that the redemption program, including the exceptions to the pro rata reductions in redemption requests for death, qualifying disability, divorce and other limited exceptions, is operated solely for the benefit of investors without any interest for the Company to encourage participation through coercion or any other method. In fact, the Company’s interests are to encourage investors to maintain their investment and not participate in the redemption program.

The Company has revised its disclosure to describe the terms of the redemption program in more detail, which disclosure the Company has provided herewith in its response to Comment 14 below.

Securities and Exchange Commission	-8-	May 23, 2025

13.	With respect to the continuous private offering and share repurchase program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.

The Company has analyzed the applicability of Regulation M, in particular Rule 102, to its share redemption program and considered all of the elements of its share redemption program in determining whether the program is consistent with the relief granted on October 22, 2007 by the Division of Market Regulation to non-listed REITs in response to the Alston & Bird LLP letter regarding class exemption from Rule 102(a) of Regulation M dated October 18, 2007 (the “Alston Letter”).

The Company acknowledges that the Alston Letter relates to REITs, and the Company has not elected to be treated as a REIT under the Internal Revenue Code of 1986, as amended. However, the Company would like to highlight for the Staff the similarity of its share redemption program to those discussed in the Alston Letter and other non-listed vehicles that conduct NAV-based redemption programs, and the consistency of the terms of the Company’s share redemption programs with the conditions of no-action relief granted by the Staff under the Alston Letter. In addition, the Company would suggest that the fact the Alston Letter related to REITs is not directly relevant to the exemptive relief granted, while the factors listed below are the relevant and critical factors.

The factors from the Alston Letter are applicable to the Company as follows:

Alston Letter		ISQ Open Infrastructure Company LLC

●	There is no trading market for the REIT’s common stock;	●	There is no trading market for the Company’s shares;

●	The REIT will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the REIT’s common stock develops;	●	The Company will terminate its share redemption program during the distribution of its shares in the event that a secondary market for the Company’s shares develops;

●	The REIT purchases shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock;	●	The Company will purchase the shares under its share redemption program at a price (which will be NAV) that does not exceed the then current offering price (which will also be NAV) for its shares;

●	The terms of the share redemption program will be fully disclosed in the REIT’s prospectus; and	●	The terms of the share redemption program will be fully disclosed in the Company’s PPM; and

●	Except as otherwise exempted herein, the REIT shall comply with Regulation M.	●	Except as otherwise exempted herein, the Company shall comply with Regulation M.

Securities and Exchange Commission	-9-	May 23, 2025

14.	We note disclosure indicating that under the repurchase program you will use the average aggregate NAV attributable to shareholders as of the end of the immediately preceding calendar quarter. We also note that it appears that the transactional NAV per unit may change materially from the date a repurchase window is opened to the date on which the NAV per share applicable to such repurchase is published. Please revise to describe the extent to which investors will be able to revoke requests in the event of material changes to NAV after the date of the initial request.

The Company undertakes to update its share redemption program in a way that the shares will be redeemed based on a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter (as opposed to the end of the immediately preceding quarter). In connection with this change, the Company hereby revises the disclosure under “Share Redemptions” on page 23 as shown below:

At the discretion of each Board, the Company will implement the share ~~repurchase~~redemption program in which it expects to periodically offer to ~~repurchase~~ redeem up to 5% of Shares outstanding based on aggregate NAV across both Series. ~~Repurchase~~Redemption offers are expected to commence in the quarter following the quarter in which the first closing on third-party Shareholder subscriptions occurs. Each Board may amend or suspend the share ~~repurchase~~redemption program if in its reasonable judgment it deems such action to be in the Company’s best interest and the best interest of Shareholders, including, but not limited to, for tax, regulatory or other structuring reasons. Any material modification to the share ~~repurchase~~redemption program and a suspension thereof will require the approval of each Board. As a result, Share ~~repurchase~~redemptions may not be available each quarter, such as when a ~~repurchase~~redemption offer would place an undue burden on the Company’s liquidity, adversely affect its operations or risk having an adverse impact on the Company that would outweigh the benefit of the ~~repurchase~~redemption offer. The Company intends to ~~conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act, but may also determine to~~ conduct the share ~~repurchase~~redemption program pursuant to applicable guidance or relief from the staff of the SEC.

Under the share ~~repurchase~~redemption program, to the extent we offer to ~~repurchase~~ redeem Shares in any particular quarter, we expect to ~~repurchase~~ redeem Shares pursuant to quarterly redemption offers using a purchase price equal to our NAV per Share as of ~~a date specified in~~the last calendar day of the applicable quarter (the “Redemption Date”), subject to the Early Redemption Fee described below. The Company expects the ~~repurchase~~ redemption offers will generally have expiration dates falling on or around the last business day of the first month of the applicable quarter (e.g., approximately 60 calendar days prior to the end of the applicable quarter). The Company expects that settlements of ~~repurchase~~redemptions will ~~be made promptly after the termination of the repurchase offer and may be made in the form of a short-term promissory note.~~generally be made approximately 35 calendar days after the Redemption Date. For example, a Shareholder requesting a March 31st Redemption Date would generally be required to submit a redemption request by January 30th and would be expected to receive a settlement on or around May 5th of the same year. Each Shareholder whose Shares have been accepted for redemption would continue to be a Shareholder of the Company until the Redemption Date. Because Shareholders must submit redemption requests in the redemption offer on or around the last business day of the first month of the applicable quarter of the Redemption Date, Shareholders will not know the NAV per Share on the Redemption Date or for the months preceding the Redemption Date at the time their redemption request is tendered.

Securities and Exchange Commission	-10-	May 23, 2025

In addition, the Company has also added a related disclosure on page 91 for the risk factor titled “There is no public trading market for Shares of the Company; therefore, a Shareholder’s ability to dispose of its Shares will likely be limited to redemption by us. If a Shareholder sells its Shares to us, the Shareholder may receive less than the price it paid.” as shown below:

There is no public trading market for Shares of the Company; therefore, a Shareholder’s ability to dispose of its Shares will likely be limited to ~~repurchase~~redemption by us. If a Shareholder sells its Shares to us, the Shareholder may receive less than the price it paid.

There is no current public trading market for Shares of the Company, and we do not expect that such a market will ever develop. Therefore, ~~repurchase~~redemption of Shares by us will likely be the only way for a Shareholder to dispose of its Shares. We expect to continue to ~~repurchase~~redeem Shares at a price equal to the transaction price of the class of Shares being ~~repurchased~~redeemed on the date of ~~repurchase~~redemption (which will generally be equal to our NAV per Share as of the last month of the prior calendar quarter) and not based on the price at which a Shareholder initially purchased its Shares. As a result, a Shareholder may receive less than the price it paid for its Shares when the Shareholder sells them to us pursuant to our share ~~repurchase~~redemption program. See “Item 1. Business—Share Redemptions.” ~~Repurchase~~Redemption requests under our share ~~repurchase~~redemption program will be subject to the Early ~~Repurchase~~Redemption Fee if the Shares are ~~repurchased~~redeemed within 24 months of the original issue date of such Shares. Because Shareholders must submit redemption requests in the redemption offer on or around the last business day of the first month of the applicable quarter of the Redemption Date, Shareholders will not know the NAV per Share on the Redemption Date or for the months preceding the Redemption Date at the time their redemption request is tendered.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 106

15.	We note your disclosure that as of the date of this filing, there are no outstanding shares in the Company. If and when shares are issued, please update this section to provide the beneficial ownership table contemplated by Item 403 of Regulation S-K. Refer to Item 4 of Form 10.

The Company acknowledges the Staff’s comment and confirms that, upon issuing shares, it will update the above referenced section to provide the beneficial ownership table contemplated by Item 403 of Regulation S-K.

Platform Arrangements

16.	Please explain in further detail what you mean by “investment platforms” and “Platform Arrangements.”

Investment platforms refer to opportunities to acquire new companies formed by I Squared or existing companies where, at the time of the initial investment, I Squared believes there is opportunity for substantial follow-on equity investment.

Platform Arrangements refer to the Company’s arrangement with other I Squared Vehicles or third parties to acquire alongside, acquire interests from or sell interests in an Infrastructure Asset.

Securities and Exchange Commission	-11-	May 23, 2025

Net Asset Value – Calculation of NAV

17.	We note you intend to calculate NAV monthly. Please provide us your template for calculating NAV. Please also revise to provide the breakdown of components of NAV, total NAV and NAV per share by class, if applicable. Please also clarify the primary valuation method and key assumptions used for each material asset type.

A template showing the components of NAV, a breakdown of total NAV and NAV per Share by each type of Share of each Series is attached hereto as Exhibit 1.

Net Asset Value – Classes of Shares

18.	Please describe each of the classes of shares here.

In response to the Staff’s comment, please see an overview of each class of shares below:

●	Series I offers nine types of shares: Class F-STE Shares, Class F-DTE Shares, Class F-ITE Shares, Class F-JTE Shares, Class STE Shares, Class DTE Shares, Class ITE Shares, Class JTE Shares and Class ETE Shares. Each of these Shares will invest into its corresponding Series II Shares. US tax exempt investors are expected to invest into Series I shares;

●	Series II offers nine types of shares: Class F-S Shares, Class F-D Shares, Class F-I Shares, Class F-J Shares, Class S Shares, Class D Shares, Class I Shares, Class J Shares and Class E Shares;

●	For the first six (6) months of the private offering (the “Initial Offering Period”), the Company will offer Class F-S Shares, Class F-D Shares, Class F-I Shares, Class F-J Shares, Class F-STE Shares, Class F-DTE Shares, Class F-ITE Shares and Class F-JTE Shares (collectively, the “Founder Shares”), which will enjoy a lower Management Fee Rate for the first 36 months in which the Founder Shares are offered. The Company may extend or suspend the Initial Offering Period in its sole discretion. Following the Initial Offering Period, the Founder Shares will no longer be offered;

●	The Company expects to pay the applicable selling agents ongoing shareholder servicing fees of 0.85% of NAV per annum for Class F-S Shares, Class S Shares, Class F-STE Shares and Class STE Shares, shareholder servicing fees of 0.50% of NAV per annum of Class F-J Shares, Class J Shares, Class F-JTE Shares and Class JTE Shares and shareholder servicing fees of 0.25% for Class F-D Shares, Class D Shares, Class F-DTE Shares and Class DTE Shares (the “Servicing Fee”), accrued and payable monthly. To avoid duplication, Class F-STE Shares, Class STE Shares, Class F-DTE Shares and Class DTE Shares will bear their proportional share of the Servicing Fee indirectly based on their proportional interest in the same class of Series II Shares directly subject to such Servicing Fee. The Company expects that the Class I Shares, Class F-I Shares, Class E Shares, Class ITE Shares, Class F-ITE Shares and Class ETE Shares will not bear Servicing Fees. Specific management fee rates, minimum investment amount and servicing fee rates for each class of shares can be found below;

Securities and Exchange Commission	-12-	May 23, 2025

Share Class	Management Fee Rate	Minimum Investment	Servicing Fee
Class F-S	0.75%(1) per annum of NAV	$10,000	0.85%
Class F-D		$10,000	0.25%
Class F-I		$10,000	None
Class F-J		$10,000	0.50%
Class S	1.25% per annum of NAV	$10,000	0.85%
Class D		$10,000	0.25%
Class I		$10,000	None
Class J		$10,000	0.50%
Class F-STE	0.75%(2) per annum of NAV	$10,000	0.85%(2)
Class F-DTE		$10,000	0.25%(2)
Class F-ITE		$10,000	None
Class F-JTE		$10,000	0.50%
Class STE	1.25%(2) per annum of NAV	$10,000	0.85%(2)
Class DTE		$10,000	0.25%(2)
Class ITE		$10,000	None
Class JTE		$10,000	0.50%
Class E	None	$10,000	None
Class ETE		$10,000	None

(1)	With respect to Class F-S Shares, Class F-D Shares, Class F-I Shares and Class F-J Shares, the Management Fee Rate will be 0.75% per annum of month-end NAV for the first 36-months in which the Founder Shares are offered and subsequently increase to 1.25% per annum of month-end NAV after the first 36-months in which such Founder Shares are offered.
(2)	Series I will indirectly hold an interest in and control Series II. As a result, holders of one class of Series I Shares will indirectly bear their proportional share of the Management Fee, Performance Participation Allocation and the Servicing Fee, paid by the same class of Series II Shares as described further in the LLC Agreement, such that these fees will not be duplicated at the Series I-level.

●	Class E Shares and Class ETE Shares will be available to the Manager, its affiliates, its officers and employees, the directors, officers and employees of the Company and certain other investors in I Squared’s discretion.

Securities and Exchange Commission	-13-	May 23, 2025

Fiduciary Duties – LLC Agreement Modified Standards

19.	We note your disclosure that your LLC Agreement contains provisions that modify or eliminate duties of or consent to conduct by the board, the manager and its affiliates. Please revise your disclosure to describe the provisions that modify or eliminate duties of or consent to conduct by the board, the manager and its affiliates.

The Company respectfully directs the Staff to consider the disclosure on page 86 under the risk factor entitled “Our LLC Agreement will contain provisions that reduce or eliminate duties (including fiduciary duties) of each Board and limit remedies available to Shareholders for actions that might otherwise constitute a breach of duty. It will be difficult for Shareholders to successfully challenge a resolution of a conflict of interest in accordance with the LLC Agreement” which explains the applicable provisions that modify or eliminate duties of or consent to conduct by the board, the manager and its affiliates. The Company has also revised the disclosure on page 141 to refer to this risk factor disclosure which in relevant part provides:

For example, the LLC Agreement will provide that when directors or the employees of the Manager are acting in their individual capacities, as opposed to in their capacity as members of each Board or employees of our Manager, respectively, they may act without any fiduciary obligations to holders of our Shares, whatsoever. When the Board is permitted to or required to make a decision in its “discretion” or that it deems “necessary or appropriate” or “necessary or advisable,” then the Board will be entitled to consider only such interests and factors as it desires, including I Squared’s interests and will not be subject to any different standards imposed by the LLC Agreement, the LLC Act or under any other law, rule or regulation or in equity. These standards reduce the obligations to which the Board would otherwise be held.

* * *

Whenever a potential conflict of interest exists between us and the Manager or any of its affiliates, the Board may resolve such conflict of interest. If the Board determines that its resolution of the conflict of interest is on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Company), then it will be presumed that in making this determination, the Board acted in good faith. A holder of our Shares seeking to challenge this resolution of the conflict of interest would bear the burden of overcoming such presumption. This is different from the situation with a typical Delaware corporation, where a conflict resolution by an interested party would be presumed to be unfair and the interested party would have the burden of demonstrating that the resolution was fair.

Securities and Exchange Commission	-14-	May 23, 2025

Also, if each Board obtains the approval of the applicable Audit Committee, the resolution will be deemed to be approved by all Shareholders of the Company and deemed not to be a breach by the Board of the LLC Agreement or any duties it may owe to the Company or holders of our Shares. This is different from the situation with a typical Delaware corporation, where a conflict resolution by a committee consisting solely of independent directors may, in certain circumstances, merely shift the burden of demonstrating unfairness to the plaintiff. If the Shareholders purchase, receive or otherwise hold Shares, the Shareholders will be treated as having consented to the provisions set forth in the LLC Agreement, including provisions regarding conflicts of interest situations that, in the absence of such provisions, might be considered a breach of fiduciary or other duties under applicable state law. As a result, Shareholders will, as a practical matter, not be able to successfully challenge an informed decision by the applicable Audit Committee.

Please do not hesitate to call any of Benjamin Wells at (212) 455-2516 or Nicholas Ridley (202) 636-5826 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	ISQ Open Infrastructure Company LLC

Rajib Chanda

Benjamin Wells

Nicholas Ridley

Securities and Exchange Commission	-15-	May 23, 2025

Exhibit 1

Net Asset Value – Series II

We calculate net asset value per share of Series II shares in accordance with valuation policies and procedures that have been approved by our board of directors. Our net asset value (“Net Asset Value”) is the price at which we sell and repurchase our shares. The tables that follow include the net asset value of outstanding shares as of [●] [●], 20[●]. The following table provides a breakdown of the major components of our Net Asset Value as of [●] [●], 20[●] ($ in thousands, except shares):

Components of Net Asset Value		20[●]
Investments at fair value (cost of $[●])	$	$[●]
Cash and cash equivalents		[●]
Other assets		[●]
Other liabilities		[●]
Accrued performance participation allocation		[●]
Management fee payable		[●]
Net Asset Value	$	[●]
Number of outstanding shares		[●]

The following table provides a breakdown of our total Net Asset Value and our Net Asset Value per share by type as of [●] [●], 20[●] ($ in thousands, except shares and per share data):

Net Asset Value Per Share	[●] Shares		[●] Shares		[●] Shares		[●] Shares		[●] Shares		[●] Shares		[●] Shares		Total
Monthly Net Asset Value	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]
Number of outstanding shares		[●]		[●]		[●]		[●]		[●]		[●]		[●]		[●]
Net Asset Value per share as of [●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]

Net Asset Value – Series I

We calculate net asset value per share of Series I shares in accordance with valuation policies and procedures that have been approved by our board of directors. Our net asset value (“Net Asset Value”) is the price at which we sell and repurchase our shares. The tables that follow include the net asset value of outstanding shares as of [●] [●], 20[●]. The following table provides a breakdown of the major components of our Net Asset Value as of [●] [●], 20[●] ($ in thousands, except shares):

Components of Net Asset Value		20[●]
Investment in ISQ Open Infrastructure Company LLC – Series II	$	[●]
Cash and cash equivalents		[●]
Other assets		[●]
Other liabilities		[●]
Net Asset Value	$	[●]
Number of outstanding shares		[●]

The following table provides a breakdown of our total Net Asset Value and our Net Asset Value per share by type as of [●] [●], 20[●] ($ in thousands, except shares and per share data):

Net Asset Value Per Share	[●] Shares		[●] Shares		[●] Shares		[●] Shares		[●] Shares		[●] Shares		[●] Shares		Total
Monthly Net Asset Value	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]
Number of outstanding shares		[●]		[●]		[●]		[●]		[●]		[●]		[●]		[●]
Net Asset Value per share as of [●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]